Mullan Agritech, Inc.

Quastisky Building, PO Box 4389, Road Town

Tortola, British Virgin Islands

November 12, 2013

Via EDGAR

Scott Anderegg, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Mullan Agritech, Inc.

Amendment No.1 to Registration Statement on Form 10-12G Filed

September 16, 2013

File No. 000-55007

Dear Mr. Anderegg:

We hereby submit the responses of Mullan Agritech, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated October 2, 2013, to Lirong Wang of the Company in regard to the above-referenced Registration Statement on Form 10-12G filed on September 16, 2013 (“Form 10”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 2 to the Form 10 (“Amendment No. 2”), filed with the Securities and Exchange Commission on November 12, 2013. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form 10, as amended by the amendment(s).

General

1.	We note your response to comment 6 in our letter dated August 15, 2013. Given your status as a blank check company and ability to engage in public offerings, please revise your disclosure to discuss the effect of your status as a blank check company on the company. In particular, discuss the requirement that you comply with Rule 419 of the Securities Act, including the requirements of Rule 419.

Response: We have revised our disclosure to discuss the effect of our status as a blank check company on the Company.

2.	We note that you intend to acquire a target company or business seeking the perceived advantages of being a publicly held corporation. Please describe further why you believe your company, a reporting shell with minimal assets, would be attractive to a company seeking to become public. In this regard, please explain the perceived benefit of a private company becoming public by merging with you as opposed to filing its own Form 10 registration statement under the Exchange Act, and address the consideration that such private company would have to provide to you, the fact that you would not provide such company with a shareholder base, and your obligation to file a Form 8-K in connection with such a transaction that includes Form 10 information regarding the private company.

Response: We have revised to describe why we would be attractive to a company seeking to become public. A private company, by merging with us, will become public (i.e. reporting) as soon as the merger is consummated. In contrast, a private company, by filing its own Form 10 registration statement, will not typically become public until 60 days after the filing of form 10 registration statement. In our experience, private companies who are interested in becoming a public company often perceive a vehicle that allows them to become public without waiting time valuable to them. The consideration that a private company would have to provide to us, whether it be cash payment or equity interest, is usually up to negotiation between the private company and us.

Item 5. Directors and Executive Officers, page 5

3.	We note your statement that Mr. Wang “holds positions with other businesses.” If these positions are positions of employment or directorship, please revise Mr. Wang’s biographical information on page 6 to include a description of such positions, including the nature of the business being conducted by such businesses. Please also revise to indicate the nature of the business being conducted by each of Shanghai Muliang Industries Co., Ltd. and Shanghai Aoke Chemical Products Co., Ltd. Please refer to Item 401(e) of Regulation S-K.

Response: We have revised to indicate the nature of the business being conducted by each of Shanghai Muliang Industries Co., Ltd. and Shanghai Aoke Chemical Products Co., Ltd.. We have revised to clarify that except Shanghai Muliang Industries Co., Ltd., Mr. Wang does not hold any position with other business.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 7

4.	Please include in this section a description of the transaction pursuant to which Mr. Wang purchased all of the outstanding stock of the company. Please refer to Item 404(d) of Regulation S-K.

Response: We have revised to include a description of the transaction pursuant to which Mr. Wang purchased all of the outstanding common shares of the company.

Report of Independent Registered Public Accounting Firm, page F-12

5.	We reviewed your response to prior comment eight in our letter dated August 15, 2013 and the revisions to your audit report. The auditor’s report still does not reference the appropriate period from January 31, 2011 (inception) to the latest fiscal year-end for the statements of operations, changes in stockholders’ equity and cash flows. Please ensure that your independent accountant has audited amounts from January 31, 2011 to December 31, 2012 and if so, makes reference as such in the audit report.

Response: Our independent accountant has revised its report to reference the year ended December 31, 2012 and amounts from the period from January 31, 2011 (inception) to December 31, 2011.

Consolidated Statements of Operations and Comprehensive Income, page F-14

6.	We reviewed your response to prior comment nine in our letter dated August 15, 2013 and we are aware that the amounts disclosed are net of tax. FASB ASC 220-10-45-12 and 220-10-45-17 requires you to disclose on the face of the financial statements, or in the notes to the financial statements, the gross changes, along with the related tax expense or benefit, of unrealized foreign currency translation adjustment and any other classification of other comprehensive income. Please tell us how you have complied with those requirements or revise your disclosures accordingly.

Response: For all periods presented comprehensive income included net loss and unrealized foreign currency translations, for which there was no tax expense or benefit. We have added the following in Note 3 – Summary of Significant Accounting Policies:

Accumulated other comprehensive income

Comprehensive income is comprised of net income and all changes to the statements of stockholders’ equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders, effected for any related tax expense or benefit if applicable. For the Company, comprehensive income for the three and six month periods ended June 30, 2013 and 2012, and for the period from January 31, 2011 (inception) through June 30, 2013, included net income and unrealized foreign currency translation adjustments, for which there was no tax expense or benefit.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lirong Wang
Lirong Wang
President